PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, that its production facility located in Marau, State of Rio Grande do Sul, was authorized by the General Administration of Customs China (GACC), to export chicken meat to China. In November 2022, the Company had already obtained the authorization to export chicken meat produced by Companhia Minuano de Alimentos, an exclusive supplier of products to BRF, located in Lajeado, also in the State of Rio Grande do Sul.

The new qualification brings flexibility and more agility to capture the best market opportunities.

São Paulo, March 24, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.